FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated August 12, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATÁV ANNOUNCES STRATEGIC TARGETS FOR 2006

BUDAPEST – August 12, 2004 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading  Hungarian Telecommunications Company, today announced that following a detailed analysis, it has finalized its mid-term strategic plan and targets and reveals the details.

Since becoming a listed company in 1997, Matáv has maintained its dominant position in the domestic fixed line business, successfully expanded through acquisitions into mobile and international operations, and continuously produced solid results. In order to enable Matáv to continue to produce outstanding results for its stakeholders, the Management Board decided to conduct a strategic review. Over the past few months, a thorough analysis of the Group’s activities, financial and competitive position has been carried out, and the findings have been used to define Matáv’s new strategic plan and targets for 2006.

Matáv’s management is now committed to implementing a Value Creation Program, which consists of three main elements: improving organic performance, exploiting Group synergies and capturing acquisition-driven growth opportunities. The impact of this program will maintain Matáv Group EBITDA margin above 40% before restructuring charges in 2005 and 2006 despite the strengthening regulatory and competitive pressure across the entire Group. All initiatives the company will implement to reach this and all the other targets set below will generate sustainable results.

Organic performance improvement strategy

Management has developed a comprehensive, market-oriented program covering operational improvements in every division.  The key focus is on fixed-line access preservation, broadband growth, improving mobile profitability, and breakthrough cost reduction. Several specific operational targets have been committed:

•                  Reverse erosion of the fixed-line customer base: Hungary’s fixed line access base has been declining for a number of years. Management determined to reverse this trend. This goal has so far been achieved through a combination of active promotion and the introduction of a set of competitive new products. Matáv’s fixed line business will continue the aggressive launch strategy of new products that will significantly improve the value proposition of a PSTN subscription. New flat-rate type calling plans and bundled Internet access products will be the first phase of the revitalization of the fixed line business. These will be followed by innovative products leveraging our improving and expanding broadband access platform in the areas of entertainment, content and bundled voice solutions. Fixed-line growth initiatives will be launched in non-Matáv areas of Hungary as well as Matáv’s own concession areas.

•                  Drive continued radical increase in ADSL penetration: In 2003, Matáv tripled Hungary’s ADSL access base.  As the leading broadband provider in the region, Matáv is committed to repeat and exceed last year’s ADSL penetration growth.  ADSL is seen as the key enabler of management’s ambitious program to defend the fixed-line access base. Continued promotions, a new differentiated product range and broadband-specific content services will generate strong increases in demand, while careful pricing will allow optimal subscriber and profit growth. As a result, Matáv’s ADSL customer base will reach at least 400,000 by the end of 2006.

•                  Defend leading position in the mobile market: T-Mobile Hungary is the leading mobile provider in the country with a market share of around 47%. The competitive environment in mobile is intense, however, with competitors continuing to market aggressively to gain market share.  T-Mobile Hungary has a detailed strategy to defend its dominant position, based on four major initiatives:

•                  Pricing/competitive strategy: T-Mobile Hungary has a clear pricing strategy to respond aggressively to competitors’ moves while avoiding unnecessary price reductions.  In this way market share and market value are both preserved.

•                  Customer value management: T-Mobile Hungary uses a state-of-the-art customer value management system to identify the value created by each customer. This is an essential tool to defend customers, target customer segments and micro-segments accurately in a market that is approaching saturation. Customer service and proactive sales are differentiated according to customer value, enabling T-Mobile Hungary to extract maximum value from its customer base, while optimizing retention and acquisition costs.

•                  Postpaid focus: Postpaid customers have a higher value due to higher usage and long-term loyalty commitments. T-Mobile Hungary has a high percentage of postpaid customers in its portfolio and marketing initiatives (e.g. handset upgrades, loyalty program, etc.) are designed to preserve this advantage.

•                  International product portfolio: The rebranding of the company allows T-Mobile Hungary to access the global product portfolio of T-Mobile.  Management will use these to strengthen the competitive position and improve value-for-money with innovative offers. A wide range of content driven non-voice products and attractive roaming schemes will be the first offering to demonstrate the additional customer benefits of the rebranding.

•                  Improve MakTel’s cost-efficiency to realize breakthrough savings: Management has also developed a Value Creation Program for the international subsidiary MakTel Group. The program will deliver efficiency improvement through improving the attractiveness of our offers and sales execution quality in the fixed-line residential business, capturing further growth in the still expanding mobile market, and implementing a major restructuring.

•                  Continue improving internal efficiency: Matáv Group will continue the aggressive internal cost reduction program, which has been underway for several years. A set of specific operational efficiency targets is in place, including a workforce efficiency improvement increasing the fixed lines/employee ratio above 500 (a ratio that corresponds to the Western European best practice indicators) by end-2006. Negotiation with the Trade Unions is in progress. Based on preliminary estimates, the 2004 cost of the headcount rationalisation at the parent company will be approximately HUF 16 bn. In addition, the headcount of the existing subsidiaries will also be trimmed by an average 17.3%. The costs of this reduction are estimated at a further HUF 6.7 bn. The number of management positions reduced will be greater than the average headcount reduction rate to further improve efficiency. In addition to organizational measures, management will pursue opportunities for further significant savings in Group-wide procurement-related synergies. We expect to remove HUF 19.5 bn from the Group’s cost structure by 2006 as a combined result of headcount reduction and headcount related cost cutting initiatives. In parallel, our ongoing efforts to reduce costs in all cost categories will continue.

Exploit integration and synergies

Matáv’s position as an integrated telecom company within the DT Group will allow the company to create additional shareholder value by taking advantage of synergies to reduce costs, capture new revenues and improve its competitive positions.

One significant element of synergies with DT divisions is the joint venture of T-Systems Hungary (TSH). TSH forms a stable partnership between Matáv and T-Systems International (TSI), which will bring additional value through expansion in the outsourcing and system integration markets and the capture of additional international carrier traffic. Matáv has an agreement with T-Systems International (TSI) to provide international network and carrier services in the South-Eastern Europe region through establishing Points of Presence (PoPs) in the respective countries. We have already established the first international PoP in Romania. A PoP in Bulgaria will be opened before the end of 2004.  Additional PoPs in Serbia and in the Ukraine are also planned.

A further step to achieve cost savings and opportunities for headcount rationalisation, is the implementation of a Group-level financial Shared Service Center (SSC). The center, in addition to short term cost savings, also lends strategic opportunities for Matáv. The primary purposes of such consolidations are to provide best-in-industry service to internal customers, improve operational efficiencies and reduce costs associated with non-core activities through Group level headcount reduction. It also establishes the possibility for fast integration of future acquisitions.

Acquisition driven growth strategy

The third element in Matáv’s value creation program is value-accretive acquisition-driven growth. In line with our earlier communications, growth through further value-enhancing acquisitions remains Matáv Group’s priority in the future.

We look for acquisition targets, which meet the following criteria:

•                  The target company should be located in the South-Eastern region of Europe.

•                  Matáv looks for companies with good earnings potential in a growing market.

•                  The transaction cannot be dilutive on EBITDA level.

•                  The company should be a telco with a very strong position in the relevant markets.

•                  Matáv looks for majority ownership or at least a controlling stake.

•                  Restructuring potential is advantageous.

•                  Country and regulatory risk should be at an acceptable level.

Matáv Group’s presence in the region, track record of managing mobile providers as well as integrated carriers, and proven ability to manage the regulatory environment and successfully restructure monopoly players to market driven carriers all position Matáv very well to repeat the successful MakTel value creation story in other countries. As a first step, we will participate in the privatization process for Montenegro Telecom (TCG).

The company will only carry out acquisitions that increase shareholder value. If targets with attractive value-creation opportunities do not emerge, the company will further increase its dividend payment while maintaining the net debt ratio between 30% to 40% as set in the dividend policy.

Financial impact

The organic growth and integration steps will improve the financial performance of the Matáv Group. The cumulative impact of these steps will deliver low single digit revenue growth in 2005 and 2006. Group EBITDA margin will exceed 40% before restructuring charges in both 2005 and 2006. In respect of 2004, Matáv maintains its public guidance set earlier, adding that the EBITDA margin will be around 40% without the restructuring related charges. Regarding gross additions to tangible and intangible assets, Matáv aims to reduce its Capex to Sales ratio to below 15% from 2005 (without potential acquisitions and UMTS spending).

Matáv remains fully committed to its dividend policy as announced in March 2003.

This investor release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: August 12, 2004